American Bonanza Gold Corp.
Management’s Discussion and Analysis - AMENDED
(Nine months ended September 30, 2010, as of November 12, 2010)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp.’s (“the Corporation”) annual audited consolidated financial statements for the year ended December 31, 2009 and the amended unaudited consolidated financial statements of the Corporation for the three and nine months ended September 30, 2010 and 2009. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Restatement

The Company has restated its financial statements to reflect a $4,014,729 aggregate write-down of the carrying value of its Fenelon, Northway-Noyon, La Martiniere and Northshore properties as at September 30, 2010 that were sold as a group of properties subsequent to September 30, 2010 as discussed in note 15. The Company had originally signed a Letter of Offer related to this sale on September 7, 2010. The carrying value of these properties exceeded the estimated fair value of the consideration received by $4,014,729 resulting in a write down of these properties to their estimated fair value at September 30, 2010. The write-down has been allocated between the properties in proportion to their carrying values prior to the write-down and is disclosed in note 7. The restatement reflects the impairment to the properties which should have been reflected as at September 30, 2010.

	As Reported	Adjustment	As Restated
Balance Sheet:

Mineral properties	$43,179,482	$(4,014,729)	$39,164,753
Total assets	45,136,555	(4,014,729)	41,121,826
Deficit	(23,544,456)	(4,014,729)	(27,559,185)

Statement of Operations:

Three Months ended September 30, 2010
Net Loss	(898,949)	(4,014,729)	(4,911,678)
Loss per common share	(0.01)	(0.03)	(0.04)

Nine Months ended September 30, 2010
Net Loss	(2,023,523)	(4,014,729)	(6,038,252)
Loss per common share	(0.02)	(0.03)	(0.05)

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts, are forward looking information. The following information provided in this Management Discussion and Analysis include statements regarding: the timing of the delivery of mill components to the mine site and the mobilization of the mining contractor upon execution of a definitive agreement under the heading “Overview of Performance”; the estimated production, production and capital cost estimates, and method of financing set out under the heading “Highlights of the Study”; and the timing of application for permitting, commencement of mining at Copperstone, and sufficiency of capital set out under the heading “Outlook” Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the assumed long term price of gold, that the Company will complete and receive required permits and licenses as required to develop the Copperstone Mine, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Company will be able to access financing, the Company will be able to access appropriate equipment and sufficient labour, and the Company’s capital and operating costs will not increase significantly. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Company’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, changes in the availability of labour, equipment and personnel, unanticipated changes in laws governing mining projects and operations, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its pre-production stage 100% owned Copperstone gold mine in Arizona and continues to maintain the ownership of other projects including Gold Bar in Nevada.

Overview of Performance

As of November 12, 2010 the working capital for the Corporation was $9,483,624 resulting from the sale of the Corporation’s eastern Canadian properties (see “Subsequent Event”). The increase in working capital includes an inflow of cash in the amount of $3.7 million and recognition of marketable securities of 4.5 million Balmoral common shares valued at $1.15. On November 12, 2010, Balmoral’s shares traded in the range of $0.98 to $1.20 with volume exceeding 1.7 million shares.

The Corporation’s working capital as at September 30, 2010 was $648,629 compared with a working capital position of $2,638,431 as at December 31, 2009. The change in working capital was the result of funds used for operating activities in the period totalling $1,049,009 (December 31, 2009 – $629,049) and use of funding in the exploration expenditures at Copperstone, Fenelon and other properties totalling $1,205,535 (2009 – $1,198,194). An additional $560,641 was used to purchase a processing plant for the Copperstone mine. Cash outlay was offset by the sale of marketable securities for gross proceeds of $976,535 (2009 – $389,884). Cash provided by financing, net of issue costs, for the period was $1,506,894 (2009 – $204,314). The loss for nine months ended September 30, 2010 was $6,038,252 or $0.05 per share compared with a net loss of $1,134,665 or $0.01 per share for the nine months ended September 30, 2009. A significant component of the current period’s loss was related to disposal of marketable securities for $1,205,004 (2009 – gains of $81,219) and write down of mineral properties totaling $4,014,729 (2009 – nil).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

The Corporation completed and released the positive results of its NI43-101 compliant Feasibility Study (the “Study”) in February, 2010. The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains the Corporation’s primary objective.

In August 2010, the Corporation completed the purchase of a 700 ton per day milling and flotation circuit at Copperstone for a cash payment of US$400,000 and the issuance of 1,250,000 common shares. The purchase price of the mill was valued at US$650,000. This purchase represents a significant cost savings and is expected to reduce the capital cost of the Copperstone project by approximately $400,000. The mill has operated for less than 2 years and is in good condition. The Corporation has acquired a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. As of November, 2010, disassembly of the mill is complete and the components are being organized into shipments to the Copperstone site and some components are being shipped to a facility in Arizona where refurbishing will be conducted. Transportation of the equipment is expected to be complete during the fourth quarter of 2010.

In October, 2010 the Corporation reported that the United States Department of the Interior’s Bureau of Land Management (“BLM”) has issued the federal permits for mining at the Copperstone gold mine. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”).

The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and Realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

In November 2010, the Corporation reported the selection of Mining and Environmental Services LLC ("MES"), of Idaho Springs, Colorado, to conduct contract mining at the wholly owned Copperstone gold mine in Arizona. MES will mobilize upon the execution of a final contract and receipt of the final state permits to start pre-development mining activities, including rehabilitation of the existing decline and the development of the initial high grade stopes.

Highlights of the Study

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of US$962 per ounce and a 5% discount rate. Using the spot gold price of US$1,104 per ounce, (www.kitco.com on December 28, 2009) the AT-NPV rises to US$68,089,302 and the IRR increases to 120.5% .

The Corporation plans to finance its initial capital cost requirements by equity financing or joint venture arrangement.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	Nine months ended Sept. 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(restated [1] )
	$	$	$	$	$
Net loss	(6,038,252)	(1,134,665)	(11,041,089)	(3,883,826)	(946,457)
Net loss per share	(0.05)	(0.01)	(0.09)	(0.03)	(0.01)
Total cash and cash equivalents	626,167	1,606,124	957,923	2,650,636	4,266,063
Working capital	648,629	4,131,488	2,638,431	5,726,261	5,963,158
Total liabilities	608,395	1,672,949	724,292	1,739,187	1,626,804
Total assets	41,121,826	56,694,469	45,335,078	57,167,469	60,963,361
Shareholders’ equity	40,513,431	55,021,520	44,610,786	55,428,282	59,336,557

1 The results for the nine months ended September 30, 2010 have been restated – see Restatement.

Results of Operations

For the nine months ended September 30, 2010, the Corporation had a net loss of $6,038,252 or $0.05 per share compared to a net loss of $1,134,665 or $0.01 per share with the corresponding period in 2009. A significant component of the current period’s loss was related to disposal of marketable securities for $1,205,004 (2009 – gains of $81,219) and write down in mineral properties totaling $4,014,729. General and administrative costs decreased slightly to $517,512 from $591,237 in 2009. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $226,797 (2009 – $339,934), legal and accounting $77,220 (2009 - $38,068) and public company expenses $165,076 (2009 - $107,217).

Exploration office expenses increased to $157,394 in the period from $107,501 in 2009. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

During 2006 the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters (25,247 feet). In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 17 drill holes and a combined length of 5,482 meters (17,980 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling.

During 2008, the Corporation commenced its Phase III exploration drilling campaign which targeted the South Pit and the Southwest gold zones with 15 drill holes of combined length of 4,313 meters (14,147 feet) completed. The South Pit zone as currently understood is at least 300 meters long and is open to expansion along strike and up and down dip. During 2007 and 2008, exploration follow-up drilling in the South Pit zone totaled 11 drill holes, all of which encountered the targeted fault zones and gold mineralization. The South Pit zone and the Southwest zone have the potential to extend the mine life at Copperstone beyond the current resources, and further drilling at both zones is planned.

Total development and exploration expenditures at the Copperstone project during the nine months ended September 30, 2010 totalled $1,204,406 or $23,291,201 since the program began in 2003.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2010, 2009, and 2008 are as follows:

(In thousand of dollars	2010			2009				2008
except amounts per share)	Sept	Jun	Mar	Dec	Sep.	Jun.	Mar.	Dec.
	(restated 1)
	$	$	$	$	$	$	$	$
Cash and cash equivalents	626	507	517	958	1,606	1,897	1,871	2,651
Working Capital	649	647	1,307	2,638	4,131	4,002	4,308	5,726
Total assets	41,122	44,142	44,365	45,335	56,694	56,212	55,870	57,167
Shareholder’s equity	40,513	43,442	43,638	44,610	55,021	54,398	54,329	55,428
Net loss	4,912	702	425	9,906	184	274	677	3,088
Net loss per share	(0.04)	(0.01)	(0.00)	(0.08)	(0.00)	(0.00)	(0.01)	(0.03)

1 The results for the three months ended September 30, 2010 have been restated – see Restatement.

Liquidity and Capital Resources

On November 10, 2010, the Corporation sold its eastern Canadian properties for $3.7 million in cash and recognized a value of $5.175 million in marketable security (see “Subsequent Event” for further detail). The working capital as of November 12, 2010 was $9,483,624 as a result of this transaction.

The Corporation’s working capital as at September 30, 2010 was $648,629 compared with a working capital position of $2,638,431 as at December 31, 2009. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $1,205,535 and purchase of milling plant $560,641 offset by proceeds on sale of marketable securities of $976,535 (2009 – $1,198,194 in expenditures). Use of funds to support operating activities was $1,049,009 (2009 – $440,516). As of September 30, 2010, a net receivable in the amount of $470,022 from the Ministry of Natural Resources and the Government of Quebec related to exploration expenditures that occurred in that province during the current and previous years remained outstanding. The decrease in working capital and decrease in available funding for expenditures compared to previous period was the result of expenditures incurred in Copperstone and support of operating expenses.

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 option payments respectively.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782. During 2009, the Corporation sold 1,300,000 of these securities and realised a gain of $68,712. During the nine months ended September 30, 2010, the Corporation sold an additional 5,528,947 Hawthorne shares at an average price of $0.177 per share for gross proceeds of $976,535 and incurred commission of $16,344.

On April 2, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow-through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through shares, at a price of $0.16 per share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

As at September 30, 2010, the Corporation had cash and cash equivalents of $626,167 of which $121,377 was restricted cash designated for the use of Canadian exploration expenditures. As at December 31, 2009 the cash and cash equivalents balance was $957,923 and restricted cash balance was nil.

The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production.

The Corporation’s 2009 audited financial statements have been prepared by management on a going-concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities and commitments in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption become inappropriate.

Transactions with Related Parties

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the nine months ended September 30, 2010 the Corporation recovered management and consulting fees of $83,625 (2009 – $73,875) and general and administration expenses of $51,875 (2009 – $29,625) from these companies.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangement.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have instituted a system of controls for the Corporation to provide reasonable assurance as to the reliability of the financial information and that the financial statements are prepared, for external purpose, in accordance with GAAP. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

The Chief Executive Officer and Chief Financial Officer have considered the Corporation’s Internal Controls over Financial Reporting and identified that such controls did not operate effectively during the period with the result that a material misstatement was not prevented or detected in the interim financial statements for the period ended September 30, 2010. Such financial statements were subsequently restated and refiled. Specifically, review of the interim financial statements by management and those charged with governance did not identify an impairment in the carrying value of the Corporation’s mineral properties as at September 30, 2010 resulting from sale of these properties at a loss.

The weakness relates to inadequate segregation of duties between preparers and reviewers of the financial statements. The Corporation proposes to remedy the weakness by ensuring an independent GAAP technical review of the interim financial statements commencing with its next unaudited interim financial statements.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have concluded that internal controls over disclosure and procedures did not operate effectively during the period as indicated by the material misstatement discussed above related to the interim financial statements for the period ended September 30, 2010. Such financial statements were subsequently restated and refiled. Specifically, review of the interim financial statements by management and those charged with governance did not disclose an impairment in the carrying value of the Corporation’s mineral properties as at September 30, 2010 resulting from sale of these properties at a loss.

The weakness relates to inadequate segregation of duties between preparers and reviewers of the financial statements. The Corporation proposes to remedy the weakness by ensuring an independent GAAP technical review of the interim financial statements commencing with its next unaudited interim financial statements.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures– December 31, 2009

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have instituted a system of controls for the Corporation to provide reasonable assurance as to the reliability of the financial information and that the financial statements are prepared, for external purpose, in accordance with GAAP. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s Internal Control over Financial Reporting (“ICFR”), concluded that as of December 31, 2009, the Corporation’s ICFR were effective.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer concluded, based on an evaluation as of December 31, 2009, that the disclosure controls and procedures for the Corporation were effective.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a 43-101 compliant feasibility study issued in February, 2010.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Risk Factors

General

Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures made or to be made by the Corporation in the exploration of its properties will result in discoveries of mineralized material in commercially viable quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot or may elect not to insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material effect on the Corporation’s results of operations, may impact the development of its mineral projects, and the availability of fund for further mineral exploration.

Operating History

The Corporation and its predecessor companies have no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Joint Venture Interests

The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties. The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Shareholder Dilution

It is likely that additional capital required by the Corporation will be raised through the issuance of additional equity securities, resulting in dilution to the Corporation’s current shareholders.

Exploration Stage Corporation

The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties. The Corporation has completed a preliminary assessment on its Copperstone project located in Arizona. At this stage and prior to a positive production decision being made on the Copperstone project or any other project the Corporation holds, the Corporation is deemed an “Exploration Stage Corporation”.

Audit Committee Information

The following is a supplement to audit committee information contained in the Company’s Form 20-F under the heading Item 16 – Audit Committee, which is filed on www.sedar.com. The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter is set out in the Corporation’s Information Circular prepared for the Corporation’s June 8, 2007 annual general meeting and filed on SEDAR on May 14, 2007.

Composition of the Audit Committee

The independent members of the audit committee are Robert McKnight, Ronald Netolitzky and James Bagwell. All members are considered to be financially literate and independent.

Relevant Education and Experience

Mr. Robert McKnight holds a MBA, is a registered Professional Engineer and is an accomplished mining executive at both senior and junior mining companies having held leadership positions. Mr. McKnight has over 25 years of experience in the resource business with a wealth of knowledge in project finance, mergers and acquisitions, feasibility studies and valuations. Mr. McKnight was a Director of Selwyn Resources Ltd., a company listed on the TSX Venture Exchange, and for a portion of his time with Selwyn, its Chief Financial Officer, from November, 2004 to November, 2010; the CFO of StrataGold Corporation, a company listed on the TSX, from February 2004 to January 2006; Director and at times Chief Financial Officer of Savant Resources Ltd, May 2007- Present (resigned as CFO Jan 2008); Vice President and, for part of the time, Chief Financial Officer of Yukon Zinc Corporation, a company listed on the TSX Venture Exchange, from February 2004 until July 2008; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; and prior thereto various senior corporate development roles with various TSX and TSX-V resource companies. Mr. McKnight serves on the Audit Committee of Savant Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee.

Mr. Ronald Netolitzky holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky is currently a director of a number of reporting issuers listed on the TSX and TSX Venture Exchange.

Mr. James Bagwell, holds a B.Sc. degree in Economics and Business Administration, and is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp.

As a result of their respective business experience or education, each member of the audit committee (i) has an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities, and (iv) has an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company's most recently completed financial year has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

External Auditor Service Fees

In Canadian Dollars	Year ending December 31, 2009	Year ending December 31, 2008
Audit fees	68,950	65,000
Audit-related fees	Nil	Nil
Tax fees – Canadian	Nil	Nil
Tax fees – US	17,400	Nil
All other fees	Nil	Ni
Total fees billed	86,350	65,000

Audit Fees
Audit fees were for professional services rendered by KPMG LLP, for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).
All Other Fees
Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

Adoption of New Accounting Standards

Accounting standards newly adopted

Effective January 1, 2009, the Corporation adopted new accounting standards as follows:

Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties. Adoption of this standard did not have any effect on the Corporation’s financial statements.

EIC-173, Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.

The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This EIC applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Corporation’s financial statements.

Financial Instruments, Disclosure and Presentation

Effective January 1, 2009, the Corporation has adopted the enhanced disclosure requirements of amended CICA Section 3862, Financial Instruments - Disclosures. Refer to note 13 for fair value measurement disclosures using a fair value hierarchy that reflects the significance of the inputs in making the measurements.

Recent Accounting Pronouncements

Business Combination

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602. This new standard will only have an impact on the Corporation’s financial statements for future acquisitions if the Corporation early adopts the standard.

Consolidated Financial Statements and Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, which replaces CICA Handbook Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1602.

Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1601.

Conversion to International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that the accounting framework under which the financial statements are prepared for all publicly accountable companies will be replaced by International Financial Reporting Standards (“IFRS”) starting January 2011. The first set of interim financial statements under IFRS will be for the quarter ending March 31, 2011, including comparative information for the quarter ending March 31, 2010.

The conversion requirement from GAAP to IFRS raises both financial and non-financial issues with potential implications of risk, financial reporting, internal controls and stakeholder relations, however the fact that the Corporation is a development stage company limits such impact. We expect the Copperstone Project to commence production in 2011 at which point additional policies and procedures related to the operation of Copperstone will be established

The Corporation is using a three step roadmap to convert to IFRS:

1.	Planning and diagnostic

The Corporation currently is in the diagnostic stage of assessing possible areas of GAAP differences and areas where processes may require changes. Currently, the Corporation is focusing its GAAP difference analysis in the following accounting areas that may identify GAAP differences; Impairment of long-lived assets, Income taxes, foreign currency and functional currency determination, exploration and evaluation expenditures, property plant and equipment, flow-through shares accounting and stock-based compensation .

The Corporation is also in the initial states of examining and assessing transitional options and exemptions under IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS”). The Corporation currently expects to complete its diagnostic assessments and transitional option assessments and elections in January 2011.

The Corporation anticipates that IFRS will require expanded financial statement disclosures. The Corporation currently plans to quantify IFRS and GAAP differences and prepare draft financial statement disclosures in January and February 2011.

The Corporation’s key personnel responsible for financial reporting have received required IFRS training. However, IFRS education will continue throughout the conversion project. The conversion team will be reporting regularly throughout the project to the Audit Committee and will involve the external auditors in the conversion process throughout each stage of the project.

The Corporation has made the following preliminary determinations:

The Corporation expects minimal impact on its data systems upon transition to IFRS.

Property, plant & equipment:

IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost basis under Canadian GAAP.

The Corporation has made a preliminary decision to use the historical cost carrying values as determined under Canadian GAAP for transitional purposes.

Exploration and Evaluation Costs

Upon adoption of IFRS, the Corporation will have a choice between retaining its existing policy of capitalizing all pre-feasibility evaluation and exploration (“E&E”) expenditures or electing to change its policy retrospectively to expense all pre-feasibility E&E costs.

The Corporation has made a preliminary decision to continue to defer E&E costs and classify them as tangible or intangible according to their nature.

Provision for environmental rehabilitation

IFRS – IFRS 37 applies to a constructive obligation, where the event creates valid expectations that the entity will discharge the obligation, as well as a legal obligation. The amount recognized should be the best estimate of the expenditure required to settle the obligation at the balance sheet date. Present value should be used where the effect of the time value of money is material. The discount rate (or rates) utilized should be a pre-tax rate (or rates) that reflect(s) current market assessments of the time value of money and the risks specific to the liability. Provisions should be reviewed at each balance sheet date and adjusted to reflect the current best estimate. Canadian GAAP – CICA Section 3110 applies to legal obligations associated with the retirement of a tangible long-lived asset. Such an obligation is to be initially measured at fair value in the period in which the obligation is incurred, unless it cannot be reliably measured at that date.

The Corporation does not expect any significant transitional impact.

2.	Implementation

In this stage the Corporation will finalise its identified IFRS GAAP difference and IFRS compliant financial statement and implement any required business process and internal control changes.

3.	Post implementation

During this stage the Corporation will perform a review of the IFRS transition and ensure the preparation of financial statements continue to be in compliance with IFRS.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of acquiring, exploring and developing high-grade gold projects.

The Corporation’s current objective is to advance the Copperstone project towards gold production. Work continues on permits required to be obtained from the Arizona Department of Environmental Quality (“ADEQ”), with the main outstanding permits being the Aquifer Protection Permit (“APP”) and the Air Quality Permit (“AQP”). Preparation of the submissions for these two permits is nearly complete and expected to be complete during the fourth quarter, 2010, placing the APP and AQP on track for completion during the first quarter of 2011. Upon receipt of these permits, mining can commence at Copperstone.

As an Exploration Stage Company the liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned exploration and development projects. The Corporation plans to begin production at its Copperstone property and is looking to fund its current development phase for Copperstone evaluating various funding alternatives. The Corporation will be required to raise additional funding to complete its long-term business objectives.

Share Data

Capital Structure as of Novmber 12, 2010:

Common shares issued and outstanding: 130,199,272

Total stock options outstanding: 10,560,000

Number of
Options	Exercise Price	Expiry Date

1,900,000	$0.220	November 6, 2012
1,910,000	$0.070	August 6, 2013
2,530,000	$0.060	January 26, 2014
3,720,000	$0.085	March 18, 2014
500,000	$0.090	July 28, 2014

10,560,000

Total share purchase warrants outstanding: 4,004,441

Number of
Warrants	Exercise Price	Expiry Date

1,666,858	$0.23	August 11, 2012
2,337,583	$0.23	August 24, 2012

4,004,441

Subsequent Event

On November 10, 2010 the Corporation completed the sale of its eastern Canadian exploration properties with Balmoral Resources Ltd. (“Balmoral”). In consideration for the properties, Balmoral made a one-time cash payment of $3.7 million and issued 4.5 million common shares to the Corporation which were valued at Cdn $5.175 million for a total transaction value of over $8.9 million. The Balmoral shares issued to the Corporation are subject to a four month hold period and a pooling agreement.